Exhibit 99.1

China Dredging Group Co., Ltd. Reports Unaudited Third Quarter 2012 Results

FUZHOU, China, December 13, 2012  /PRNewswire-Asia/ -- China Dredging Group Co., Ltd. (together with its consolidated subsidiaries and variable interest entities, "China Dredging," the "Company," "we," "us" and "our"), one of the leading independent (non-state-owned) providers of dredging services in the PRC, today announced its unaudited financial results for the third quarter of 2012.

Nine Months Ended September 30, 2012 Highlights

•	Revenues of $166.0 million, a 1.1% year-over-year increase
•	Gross profit of $89.4 million, a 4.0% year-over-year decrease
•	Net income of $60.8 million, a 17.3% year-over-year decrease
•	Operating cash flow of $73.3 million, a 21.0% year-over-year increase
•	Cash of $210.6 million and working capital of $226.9 million as of September 30, 2012

Three Months Ended September 30, 2012 Highlights

•	Revenues of $46.9 million, a 17.4% year-over-year decrease
•	Gross profit of $25.9 million, an 18.5% year-over-year decrease
•	Net income of $17.4 million, a 26.3% year-over-year decrease

"I am very pleased that we were able to deliver steady quarterly results in revenue in the third quarter of 2012," said Mr. Xinrong Zhuo, Chairman and Chief Executive Officer of China Dredging. "We expanded our dredging volume in the first half of 2012 and took steps to reconfigure our modern dredging fleet to allow us to continue completing multiple projects simultaneously and to deliver our services more effectively in projects requiring a variety of dredging methods. In September 2012, we entered into a BT project in the Kemen Industrial Zone of Lianjiang County, Fujian Province with an estimated investment of $2 billion. In light of this upcoming project, we stopped leasing dredgers that are not suitable for it and continue to seek opportunities to lease dredgers suitable for our needs. While this transition in our fleet composition impacted our dredging capacity and revenues in third quarter of 2012, we expect to continue to gain recognition and increase our market share in China’s dredging industry.”

Recent Developments

In July 2012, we did not renew two dredgers lease agreements when the contracts expired, and terminated leasing one dredger, as these three dredgers were not suitable for upcoming projects. As a result, we currently have 10 dredgers in our fleet, including 6 non-self-propelling cutter suction dredgers, 2 trailer suction hopper dredgers and 2 grab dredgers.

2012 Third Quarter Operating Results

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011

Contract Revenue	$46,892,465	$56,796,654	$165,986,546	$164,152,489
Percentage Change	(17.4)%		1.1%

Contract revenue increased by $1.8 million, or 1.1% (1.4% without foreign exchange effect), to $166.0 million in the nine months ended September 30, 2012, compared to $164.2 million in the same period of 2011. Contract revenue decreased by $9.9 million, or 17.4% (-18.3% without foreign exchange effect), to $46.9 million in the three months ended September 30, 2012, compared to $56.8 million in the same period of 2011. The year-over-year increase primarily reflected the increase of our dredging and unit construction price. The sequential decrease primarily reflected the decrease in our dredging capacity.

The projects we perform vary in size, span of time and other factors. Accordingly, we measure our business volume by the cubic meters we dredge. Applying the metric to our contract revenue allows us to track trends in unit construction price per cubic meter dredged. The unit construction price for each contract varies and reflects the negotiated price with the contractor for each specific project, depending on the nature of sediments in the river bed, difficulties in the dredging, and other factors specific to the project. We completed 91.1 million cubic meters of dredging volume in the nine months ended September 30, 2012 as compared to 91.9 million cubic meters in the same period of 2011, a 0.9% decrease in dredging volume. We completed 25.9 million cubic meters of dredging volume in the three months ended September 30, 2012 as compared to 31.6 million cubic meters in the same period of 2011, an 18.1% decrease in dredging volume. However, the unit construction price per cubic meter increased by $0.03, or 1.7% (-0.4% without foreign exchange effect), to $1.82 in the nine months ended September 30, 2012 from $1.79 in the same period of 2011, and it increased by $0.01, or 0.6% (-0.3% without foreign exchange effect), to $1.81 in the three months ended September 30, 2012 from $1.80 in the same period of 2011. This increase reflects improved pricing on our dredging projects.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011

Gross Profit	$25,949,976	$31,840,457	$89,448,828	$93,209,439
Gross Profit Margin	55.3%	56.1%	53.9%	56.8%

Gross profit decreased by $3.8 million, or 4.0% (-6.3% without foreign exchange effect), to $89.4 million in the nine months ended September 30, 2012, compared to $93.2 million in the same period of 2011. Gross profit decreased by $5.9 million, or 18.5% (-19.2% without foreign exchange effect), to $25.9 million in the three months ended September 30, 2012, compared to $31.8 million in the same period of 2011. Our cost of contract revenue for three months ended September 30, 2012 decreased by $4.0 million, or 16.1% (-17.2% without foreign exchange effect), to $20.9 million, from $25.0 million for the same period of 2011. Our cost of contract revenue for nine months ended September 30, 2012 increased by $5.6 million, or 7.9% (5.0% without foreign exchange effect), to $76.5 million, from $70.9 million for the same period of 2011. These changes in our cost of contract revenue primarily reflected the size of our fleet of vessels, including the decrease of three vessels in the third quarter of 2012, as well as general increases in consumable parts’ prices and growth of use. As a percentage of revenue, our cost of contract revenue increased from 43.9% for the three months ended September 30, 2011 to 44.7% for the same period of 2012, and it increased from 43.2% for the nine months ended September 30, 2011 to 46.1% the same period of 2012. Our average unit construction cost in the nine months ended September 30, 2012 increased by 9.1% (6.0% without foreign exchange effect) compared to the same period of 2011. Our average unit construction cost in the three months ended September 30, 2012 increased by 2.5% (1.0% without foreign exchange effect) compared to the same period of 2011. Our gross profit margin decreased from 56.8% to 53.9%, or a 2.9% decrease, between the nine months ended September 30, 2012 and 2011, respectively, and decreased from 56.1% to 55.3%, or a 0.8% decrease, between the three months ended September 30, 2012 and 2011.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011

General and Administrative Expenses	$1,900,068	$2,104,946	$6,544,286	$6,256,870
Percentage Change	(9.7)%		4.6%

General and administrative expenses increased 4.6% from $6.3 million, or 3.8% of revenues, in the nine months ended September 30, 2011 to $6.5 million, or 3.9% of revenues, in the same period of 2012. The increase in general and administrative expenses were primarily attributable to an increase in business tax levied in the PRC based on revenue of $0.4 million, offset by our reduced fleet size in the third quarter of 2012. General and administrative expenses decreased 9.7% from $2.1 million, or 3.7% of revenues, in the three months ended September 30, 2011 to $1.9 million, or 4.1% of revenues in the same period of 2012. We also had an aggregate of $0.2 million of non-recurring restructuring expenses in the nine months ended September 30, 2012, which mainly reflected auditor and legal fees.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011

Gain on Obligation under Make-Good Escrow	$-	$1,360,836	$-	$13,794,643
Loss on Derivative	$(747,839)	$(158,736)	$(1,669,516)	$(5,643,319)

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For the three and nine months ended September 30, 2012, we had $0.7 million and $1.7 million, respectively, in net losses from the reductions of estimated obligations to investors that had been incurred as a result of our fourth quarter 2010 Private Placement, as compared to net gains of $1.2 million and $8.2 million, respectively, for the same periods of 2011. The gain on obligation under the make-good escrow related to our meeting earnings targets both in 2010 and 2011, resulting in release of the contingent liability and a resulting gain, which significantly impacted our other income (expense) for the three and nine months ended September 30, 2011. There is no such gain or loss in 2012 as the make-good escrow expired on December 31, 2011. The loss on derivative related to the fair value adjustment to the embedded derivatives in our preferred shares issued in our 2010 Private Placement. These gains or losses have no income tax effect.

Taxable income decreased by 24.4% and 14.3% for the three and nine months ended September 30, 2012, compared to the same periods of 2011. Income tax expense decreased by $1.4 million, or 18.3%, to $6.1 million for the three months ended September 30, 2012, compared to $7.5 million for the same period of 2011. Income tax expense decreased by $0.9 million, or 4.2%, to $21.0 million for the nine months ended September 30, 2012, compared to $21.9 million for the same period of 2011. The applicable income tax was 25%, which was effective on January 1, 2008 in the PRC.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011

Net Income	$17,375,250	$23,589,921	$60,773,049	$73,524,887
Percentage Change	(26.3)%		(17.3)%
Earnings per Diluted Ordinary Share	$0.28	$0.38	$0.97	$1.17

As a result of the foregoing, our net income decreased by $6.2 million, or 26.3% (-26.8% without foreign exchange effect), to $17.4 million for the three months ended September 30, 2012, compared to $23.6 million for the same period of 2011. Our net income decreased by $12.8 million, or 17.3% (19.3% without foreign exchange effect), to $60.8 million for the nine months ended September 30, 2012, compared to $73.5 million for the same period of 2011.

As of September 30, 2012, we had cash of $210.6 million, total current assets $249.9 million, total assets of $343.6 million, total current liabilities of $23.0 million, no non-current liabilities, and a balance to Class A Preferred Shares of $50.0 million. We had a positive operating cash flow for the nine months ended September 30, 2012 of $73.3 million, primarily attributable to the decrease in accounts receivable and prepaid expenses.

About China Dredging

China Dredging is one of the leading independent (non-state-owned) providers of specialized dredging services to the Chinese marine infrastructure market. With a modern fleet of ten dredging vessels, China Dredging has broad capabilities with which it is able to address diverse types of dredging projects. Its services, which require significant engineering and project management expertise, include on-site investigation and measurement, cost estimation, sediment and obstruction removal and transport and disposal of dredged material in an environmentally responsible manner. China Dredging conducts dredging operations through Fujian Xing Gang Port Service Co., Ltd., in which it holds a 50% equity interest, with the remaining 50% interest controlled by China Dredging pursuant to variable interest entity agreements.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking" statements regarding China Dredging's operating results and business prospects that involve substantial risks and uncertainties. You can identify some of these forward-looking statements by words or phrases such as "anticipate," "believe," "continue," "could," "estimate," "expect," "future," "intend," "likely to," "may," "plan," "project," "potential," "predict," "should," "scheduled to," "target," "will," "would," or similar words, as well as statements in the future tense, in connection with any discussion of future operating or financial performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of China Dredging, or industry results, to differ materially from those expressed or implied by such forward-looking statements. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements include, but are not limited to: continued public spending on PRC marine infrastructure; our ability to manage costs under our fixed-price contracts; our ability to maintain our concentrated customer base; the variable billing and payment cycles associated with our milestone contracts; our ability to maintain adequate working capital; our ability to expand our dredging fleet; unexpected adjustments or cancellations to our backlog; our ability to meet schedule requirements in our contracts; the significant competition in the markets in which we operate; our ability to attract and retain qualified personnel, including executive officers; extensive regulations of our business in the PRC; and political and economic policies of the Chinese government. Additional information and discussion of these risks, uncertainties, and other factors can be found in China Dredging's Annual Report on Form 20-F for the year ended December 31, 2011 and other filings by China Dredging with the U.S. Securities and Exchange Commission.

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The forward-looking statements contained in this press release are made only as of the date hereof and China Dredging does not have or undertake any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise.

CONTACT: Alfred Ho, CFO of China Dredging, +86-591-8727-1266

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CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN US DOLLARS)

	September 30, 2012	December 31, 2011
	(Unaudited)
Assets
Current assets
Cash	$210,552,835	$112,409,544
Accounts receivable	20,922,369	27,020,183
Cost and estimated earnings in excess of billings on contracts in progress	14,031,818	14,008,972
Prepaid expenses	516,415	4,767,072
Inventories	3,909,325	2,048,158
Other receivables	3,909	3,364
Total current assets	249,936,671	160,257,293

Other assets
Prepaid dredger deposits	23,071,538	23,038,180
Security deposits	24,869,526	48,872,718
Dredger, machinery and equipment, net	45,713,566	51,131,051
Total other assets	93,654,630	123,041,949

Total assets	$343,591,301	$283,299,242

Liabilities and equity
Liabilities
Current liabilities
Accounts payable	$3,658,297	$3,653,008
Income tax payable	6,143,998	8,295,538
Accrued liabilities and other payables	3,070,680	4,045,227
Advance from a shareholder	182,163	-
Advance from related companies	-	13,664
Derivative liability	9,949,343	8,279,827
Total current liabilities	23,004,481	24,287,264
Total liabilities	23,004,481	24,287,264

Class A Preferred Shares, no par value; 25,000,000 shares authorized; 10,012,987 shares issued and outstanding (liquidation preference $50,064,935, less $0 discount) as of September 30, 2012 and December 31, 2011	50,064,935	50,064,935

Shareholders' equity
Ordinary shares, no par value; 225,000,000 shares authorized; 52,677,323 shares issued and outstanding as of September 30, 2012 and December 31, 2011	-	-

Statutory reserves	15,386,316	15,386,316
Additional paid-in capital	79,185,284	79,185,284
Retained earnings	159,332,145	98,559,096
Accumulated other comprehensive income	16,618,140	15,816,347
Total shareholders' equity	270,521,885	208,947,043

Total liabilities and equity	$343,591,301	$283,299,242

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CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(IN US DOLLARS)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011

Contract revenue, including revenue from customers under control of a common parent company for the three months ended September 30 (2012: $23,914,205, 2011: $38,761,883); for the nine months ended September 30 (2012: $93,788,205, 2011: $102,952,419)	$46,892,465	$56,796,654	$165,986,546	$164,152,489

Cost of contract revenue, including depreciation for the three months ended September 30 (2012: $1,837,337, 2011: $1,817,573); for the nine months ended September 30 (2012: $5,520,575, 2011: $5,326,748)	(20,942,489)	(24,956,197)	(76,537,718)	(70,943,050)

Gross profit	25,949,976	31,840,457	89,448,828	93,209,439

General and administrative expenses	(1,900,068)	(2,104,946)	(6,544,286)	(6,256,870)

Income from operations	24,049,908	29,735,511	82,904,542	86,952,569

Other income/(expense):
Interest income	169,988	115,254	498,666	310,309
Gain on obligation under "Make-Good Escrow"	-	1,360,836	-	13,794,643
Loss on derivative	(747,839)	(158,736)	(1,669,516)	(5,643,319)
Total other (expense)/income	(577,851)	1,317,354	(1,170,850)	8,461,633

Income before income taxes	23,472,057	31,052,865	81,733,692	95,414,202

Income tax expense	(6,096,807)	(7,462,944)	(20,960,643)	(21,889,315)

Net income	17,375,250	23,589,921	60,773,049	73,524,887

Accretion of discount on Class A Preferred Shares	-	-	-	(6,135,012)

Net income attributable to ordinary shareholders	$17,375,250	$23,589,921	$60,773,049	$67,389,875

Earnings per ordinary share
- Basic	$0.33	$0.45	$1.15	$1.28
- Diluted	$0.28	$0.38	$0.97	$1.17

Weighted average number of ordinary shares outstanding
- Basic	52,677,323	52,677,323	52,677,323	52,677,323
- Diluted	62,690,310	62,690,310	62,690,310	62,690,310

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CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
(IN US DOLLARS)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011

Net income attributable to ordinary shareholders	$17,375,250	$23,589,921	$60,773,049	$67,389,875

Other comprehensive income
Foreign currency translation gain	3,729,425	3,043,591	801,793	7,175,065
Total comprehensive income	$21,104,675	$26,633,512	$61,574,842	$74,564,940

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CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2012
(IN US DOLLARS)

	Ordinary Shares, with no Par Value			Additional		Accumulated other	Total
	Number of Shares	Amount	Statutory reserves	paid-in capital	Retained earnings	comprehensive income	shareholders' equity

Balance as of December 31, 2011	52,677,323	$-	$15,386,316	$79,185,284	$98,559,096	$15,816,347	$208,947,043

Net income	-	-	-	-	60,773,049	-	60,773,049

Foreign currency translation gain	-	-	-	-	-	801,793	801,793

Balance as of September 30, 2012	52,677,323	$-	$15,386,316	$79,185,284	$159,332,145	$16,618,140	$270,521,885

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CHINA DREDGING GROUP CO., LTD AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
(IN US DOLLARS)

	For the Nine Months Ended September 30,
	2012	2011

Cash flows from operating activities:
Net income	$60,773,049	$73,524,887
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of dredger, machinery and equipment	5,521,692	5,327,837
Gain on obligation under "Make-Good Escrow"	-	(13,794,643)
Loss on derivative	1,669,516	5,643,319

Changes in operating assets and liabilities:
Accounts receivable	6,101,310	2,430,872
Cost and estimated earnings in excess of billings on contracts in progress	(2,547)	(9,450,576)
Other receivables	(536)	(1,848)
Prepaid expenses	4,232,841	-
Inventories	(1,847,413)	(6,864,939)
Accounts payable	-	(440,496)
Income tax payable	(2,150,990)	2,447,127
Accrued liabilities and other payables	(974,877)	1,766,199
Net cash provided by operating activities	73,322,045	60,587,739

Cash flows from investing activities:
Deposits paid for dredgers	-	(20,053,063)
Changes in security deposits	23,934,193	(25,606,220)
Purchase of dredger, machinery and equipment	-	(1,892,255)
Net cash provided by/(used in) investing activities	23,934,193	(47,551,538)

Cash flows from financing activities:
Cash paid for deferred offering expenses	-	(1,023,702)
Advance to related companies	(13,604)	-
Advance from a shareholder	182,163	-
Net cash provided by/(used in) financing activities	168,559	(1,023,702)

Net increase in cash	97,424,797	12,012,499

Effect of exchange rate	718,494	2,991,502

Cash at the beginning of the period	112,409,544	88,532,472
Cash at the end of the period	$210,552,835	$103,536,473

Supplemental disclosures of cash flow information:

Cash paid:
Income tax paid	$23,111,634	$19,442,187

Supplemental disclosures of non-cash transactions:

Accretion of discount on Class A Preferred Shares	$-	$6,135,012

Transfer of deposits paid for dredgers to dredger, machinery and equipment	$-	$12,717,173

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